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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C, 20549

                             AMENDED SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 0-14973


                                   UNICO, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   904628-40-1
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                                 (CUSIP Number)


                  2925 Bayview Drive, Fremont, California 94538
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               (Address of principal executive offices) (Zip Code)


        Registrant's telephone number, including area code (510) 770-3990


      Kristin M. Cano, Law Offices of Kristin M. Cano, One Corporate Plaza,
                Suite 110, Newport Beach, CA 92660 (949) 759-1505
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            (Name, Address and Telephone Number of Person Authorized
                     to Received Notices and Communication)


                                  June 30, 1998
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             (Date of Event which Requires Filing of this Statement


        (1) Names of Reporting Persons I.R.S. Identification of Above Persons (entities only)

                                    Ike Suri
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        (2)    Check the Appropriate Box  if a Member of a Group (See
Instructions)
               (a)
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               (b) XX
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        (3)    SEC Use Only
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        (4)    Source of Funds (See Instructions)          PF
                                                    --------------------

        (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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        (6)    Citizenship or Place of Organization           India
                                                       -------------------------

        Number of Shares Beneficially Owned by Each Reporting Person With:

        (7)    Sole Voting Power           1,245,119
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        (8)    Shared Voting Power             None
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        (9)    Sole Dispositive Power          1,955,119
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       (10)    Shared Dispositive Power           None
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       (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                         1,955,119
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       (12)    Check if the Aggregate Amount in Row 11) Excludes Certain Shares
(See Instructions)
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       (13)    Percent of Class Represented by Amount in Row (11) 1,245,119
Common Stock and 710 Preferred Stock (Convertible into 710,000 shares of Common Stock), in the aggregate representing 15.5% of the Common Stock if all Preferred Stock is converted.

       (14)    Type of Reporting Person ( See Instructions)          IN
                                                            --------------------

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 Item 1. SECURITY AND ISSUER


         This statement relates to the Common Stock and Series A Convertible Preferred Stock ("Preferred Stock"), which is convertible into Common Stock in the ratio of 10 shares of Common Stock for every share of Preferred Stock. The issuer is Unico, Inc, a New Mexico corporation, whose principal executive offices are located at 2925 Bayview Drive, Fremont, California 94535.

Item 2. IDENTITY AND BACKGROUND

        (a) Ike Suri

        (b) 1601 Sepulveda Blvd., Suite 243, Manhattan Beach, California 90266.

        (c) President of Azemuth Inc. whose principal address is 1601 N. Sepulveda Blvd., Suite 243, Manhattan Beach, California 90266. Azemuth Inc. is involved in investing on its own behalf in private and public companies and, additionally, provides strategic business planning consulting services to businesses.

        (d) No

        (e) No

        (f) India

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mr. Suri, in early 1997, using personal funds, became a shareholder of Starlicon International Corporation ("SI"), a California corporation. In early 1998, the shareholders of SI exchanged 100% of the issued and outstanding shares of SI for shares of Starlicon Group, Inc ("SGI").

        On February 21, 1998 the Issuer entered into a Stock Purchase Agreement ("the Agreement") with SGI to acquire 100% of the outstanding stock of privately held SI. Based in Fremont, California, SI markets computer peripherals under the Paradise brand name as well as certain generic computer components. The effective date of the transaction was to have been November 30, 1997.

        A preliminary audit of SI's books as of November 30, 1997 revealed that SI failed to meet certain financial criteria. As a result, Issuer notified SGI and SI on May 20, 1998 of its unilateral rescission of the transaction.


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        Pursuant to subsequent negotiations which led to a Novation Agreement,
SGI agreed to certain modifications to the terms of the original transaction and the Issuer agreed to withdraw its Complaint.

        Under terms of the Novation Agreement, Unico issued 5,476,200 shares of $0.20 par value restricted Common Stock and 5,476 shares of Series A Convertible Preferred Stock to the shareholders of SGI in exchange for 100% of the outstanding stock of SI. Each share of Preferred stock is convertible to 1,000 shares of Common Stock in stages through August 1, 1999 and will have voting rights on all matters submitted to shareholders equal to 1 vote per preferred share. In addition, at any time subsequent to May 31, 1999 where the bid price of the Issuer's common stock exceeds $5.50 for 30 consecutive days, the Issuer may, at its option and upon 60 days notice, cancel the conversion rights of the Preferred Stock. The effective date of the transaction was June 1, 1998 with closing on June 30, 1998.

        As contemplated by Paragraph 1.1 of the Agreement, SGI distributed Issuer's shares acquired in the transaction to the shareholders of SGI in proportion to their interest in SGI. As a result, Mr. Suri holds of record or beneficially 1,245,119 shares of common stock and 710 shares of Series A Preferred Stock which is convertible into 710,000 shares of Common Stock. These share holdings attributed to Mr. Suri, consist of shares issued to two Company's of which Mr. Suri is the owner or holds a controlling interest. These shares include 697,500 common shares and 710 Series A Preferred shares to Corinthian Partners, and 547,619 common shares to Azemuth, Inc. Both companies report the same address as that shown for Mr. Suri. The 547,619 shares of restricted Common Stock issued to Azemuth, Inc., was compensation for consulting services performed in connection with the transaction.

Item 4. PURPOSE OF TRANSACTION

        The securities of the Issuer were acquired for investment purposes. At the present time, the reporting person has no plans to undertake any actions enumerated in this Item 4 or any action similar to that enumerated in this Item 4.

Item 5. INTEREST IN SECURITIES OF ISSUER

        (a) Reporting person holds, of record or beneficially, 1,245,119 shares of common stock and 710 shares of Series A Preferred Stock which is convertible into 710,000 shares of Common Stock. Accordingly reporting person holds, or record or beneficially 17.4% of the common shares outstanding and 13.0% of the Series A Preferred Stock outstanding. If all shares of the Series A Preferred Stock were converted to Common shares, Reporting person would hold, of record or beneficially 15.5% of the Common shares outstanding. The calculation of these percentages is based on information contained in Registrants most recent Form 10-K, the Form 8-K filed July 13, 1998 and the Form 10-Q filed November 16, 1998 which indicate that there is 7,149,428 shares of Common Stock outstanding and 5,476 shares of Preferred Stock outstanding.


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        (b) Reporting person has the sole power to direct the vote and disposition of the shares covered by this report.

        (c) The acquisition of all of the securities described in Item 3 were not effected within the last 60 days.

        (d) Not Applicable.

        (e) Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as described in Item 3 above, there are no contracts, arrangements, understandings, or relationships with respect to securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit No.        Descriptions of the Exhibit
        -----------        ---------------------------
           2.1             Stock Purchase Agreement dated as of November 30,
                           1998 attached as Exhibit 2.1 to Form 8-K filed
                           June 30, 1998

           2.2             Novation Agreement dated June 26, 1998 attached as
                           Exhibit 2.2 to Form 8-K filed June 30, 1998

          10.2             Professional Services Agreement- Azemuth, Inc.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 9, 1998                     /s/ IKE SURI
                                            ----------------------------------
                                                Ike Suri


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